Mail Stop 6010

December 12, 2007

Mr. Kevin Quinlan
Chief Financial Officer
Anika Therapeutics, Inc.
160 New Boston Street
Woburn, Massachusetts 01801

>   **Re: Anika Therapeutics, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed March 13, 2007**
>   **Form 10-Q for the quarter ended September 30, 2007**
>   **File No. 001-14027**

Dear Mr. Quinlan:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Martin F. James
>   Senior Assistant Chief Accountant